FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  05 March 2008

                               File no. 0-17630


                           Director/PDMR Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director/PDMR Shareholding



5th March 2008


CRH PLC EXECUTIVES -  AWARDS OF DEFERRED SHARES

The following executives of CRH plc received awards of deferred Ordinary shares of EUR0.32 each under the Company's performance-related incentive plan on 5th March 2008:

                                         Number of
Name                Purchase price       deferred Ordinary shares

M. Clarke           EUR24.7936             5,641

T.W. Hill           EUR24.7936             6,596

M. Lee              EUR24.7936             7,524

W.I. O'Mahony       EUR24.7936             16,802


The awards are deferred for a period of three years or until retirement in the normal course and are forfeitable in certain circumstances. As a result of the awards, the interests of the executives mentioned above in CRH plc have increased accordingly.


Contact

Angela Malone
Company Secretary
Tel: 00 3531 6344340



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  05 March 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director